Exhibit 99.1

RIO ALTO RECEIVES ENVIRONMENTAL APPROVAL FOR AN 18,000 tpd COPPER CONCENTRATOR

For Immediate Release	January 6 , 2014

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) is pleased to announce that it has received formal notification from the General Bureau of Environmental Affairs (DGAA) of the Ministry of Energy and Mines (MEM) of Peru Directorial Resolution N° 515-2013-MEM/AAM dated December 27, 2013, by which it approves modifications to the current Environmental Impact Study (EIA) for the La Arena Project Gold Oxide Mine. This EIA modification allows Rio Alto to apply for permits for a future Phase 2 open pit sulphide mine, construct an 18,000 tonne per day copper/gold flotation plant and concentrator, expand the current waste dump facilities to accommodate sulphide waste and to use the Calaorco Pit for tailings deposition once open pit oxide reserves are exhausted.

A feasibility study underway on the Company’s Phase 2 copper/gold sulphide project is currently scheduled for completion in Q2 2014. Study work is focussed on maximizing future financial returns from the project and keeping start-up capital costs as low as practicably possible.

Alex Black, President & CEO commented that “The approval to modify the existing EIA at La Arena took a total of seven months to complete. This is a great achievement by the Rio Alto environmental team and demonstrates their ability to work closely with the various government agencies in Peru to complete this process in the shortest possible time.”

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning expected timing for completion of a feasibility study. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF

RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	+511 625 9900	Phone:	604.628.1401
		Fax:	866.393.4493
Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com